(As filed May 19, 1999)

                                                               File No. 70-9427


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                           APPLICATION OR DECLARATION
                                       ON
                                   FORM U-1/A
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               Ameren Corporation
                             Union Electric Company
                     Union Electric Development Corporation
                           Ameren Development Company
                                Ameren ERC, Inc.
                               Ameren Energy, Inc.
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     Central Illinois Public Service Company
                            CIPSCO Investment Company
                                 607 East Adams
                           Springfield, Illinois 62739

               (Name of company or companies filing this statement
                   and address of principal executive offices)
               ---------------------------------------------------

                               Ameren Corporation

                 (Name of top registered holding company parent
                         of each applicant or declarant)
               ---------------------------------------------------

                       Steven R. Sullivan, Vice President
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


    William J. Niehoff, Esq.                  William T. Baker, Jr., Esq.
    Ameren Services Company                   Thelen Reid & Priest LLP
    1901 Chouteau Avenue                      40 West 57th Street
    P.O. Box 66149, MC 1310                   New York, New York 10019-4097
    St. Louis, Missouri 63166-6149

     The Application or Declaration heretofore filed in this proceeding on December 8, 1998, as amended and restated March 10, 1999, is hereby further amended as follows:


     1. By deleting the proposal that is set forth in Item 1.8, as well as part 4 of the proposed form of quarterly Rule 24 report, which is described in Item 1.15, and Exhibit B-1.


     2. By filing the following additional exhibits and financial statements designated in ITEM 6 - EXHIBITS AND FINANCIAL STATEMENTS:
                       ---------------------------------

    (a)      Exhibits.
             --------

             B-2  -  Form of Agency Agreement between Ameren Energy and Ameren
                     Services and each Operating Company.

             F    -  Preliminary Opinion of Counsel

             I    -  Organizational Chart of Ameren and Subsidiaries.


    (b)      Financial Statements.
             --------------------

             FS-1 - Ameren Consolidated Balance Sheet as of December 31, 1998, and Consolidated Statements of Income and Consolidated Condensed Statement of Cash Flows for the year ended December 31, 1998 (Incorporated by Reference to Ameren Form 10-K for the period ended December 31, 1998) (File No. 1-14756).

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                         Ameren Corporation


                                         By:  /s/ Steven R. Sullivan
                                              ----------------------
                                              Name:  Steven R. Sullivan
                                              Title: Vice President and
                                                 Secretary


                                         Union Electric Company


                                         By:  /s/ Steven R. Sullivan
                                              ----------------------
                                              Name: Steven R. Sullivan
                                              Title: Vice President and
                                                 Secretary


                                         Union Electric Development Corporation


                                         By:  /s/ Donald E. Brandt
                                              --------------------
                                              Name: Donald E. Brandt
                                              Title:Vice President and
                                                 Controller


                                         Ameren Development Company


                                         By:  /s/ Donald E. Brandt
                                              --------------------
                                              Name: Donald E. Brandt
                                              Title:Senior Vice President




                       (Signatures continued on next page)

                                         Ameren ERC, Inc.


                                         By:  /s/ Donald E. Brandt
                                              --------------------
                                              Name: Donald E. Brandt
                                              Title:Senior Vice President


                                         Ameren Energy, Inc.


                                         By:  /s/ Donald E. Brandt
                                              --------------------
                                              Name: Donald E. Brandt
                                              Title:President


                                         Central Illinois Public Service Company


                                         By:  /s/ Steven R. Sullivan
                                              ----------------------
                                              Name: Steven R. Sullivan
                                              Title:Vice President and
                                                 Secretary


                                         CIPSCO Investment Company


                                         By:  /s/ Steven R. Sullivan
                                              ----------------------
                                              Name: Steven R. Sullivan
                                              Title:Secretary




Dated:    May 19, 1999

                                     EXHIBIT INDEX
                                     -------------



             Exhibit  Description
             -------  -----------

              B-2 Form of Agency Agreement between Ameren Energy and Ameren Services and each Operating Company.

              F       Preliminary Opinion of Counsel

              I       Organizational Chart of Ameren and Subsidiaries.